UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2025

Kwok Yu Hin
Chief Executive Officer
Kepler Group Limited
Suite 3902-03, 39/F
Tower 6, The Gateway
Harbour City, Tsim Sha Tsui
Hong Kong

Re: Kepler Group Limited
Registration Statement on Form F-1
Filed September 3, 2025
File No. 333-290005

Dear Kwok Yu Hin:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1

General

1. We note your disclosure that to the extent you issue additional ordinary shares in the future, there will be further dilution to new investors participating in this offering and your revised disclosure on page 41. We also note:
(1) the amount of the offering compared to the total number of securities outstanding;
(2) the statement on page 95 that non-affiliates may sell an unlimited number of restricted securities; and
(3) the disclosure on pages 43 and II-1 regarding recent sales of unregistered securities, including 17,487,500 shares that have or will be issued to your shareholders. It appears there has been or will be prior to this offering a distribution of a significant amount of securities prior to this offering.

Please revise the first risk factor on page 22 and where appropriate to further clarify in quantitative and qualitative terms that your significant number of outstanding securities may cause dilution and/or volatility or have other material impacts on the market for your securities after this offering. As a non-exclusive example, clarify the potential effects these securities may have on your ability to list or maintain a listing on the Nasdaq Capital Market. We may have further comment.

Cover Page

2. We note your disclosure in Note (1) to the table that the disclosed amounts of underwriting discounts do not include a non-accountable expense allowance equal to 1% of the gross proceeds of the offering. Please tell us, and revise your filing here or elsewhere as appropriate to disclose, the nature of this expense, how this expense differs from other offering expenses, and to whom this non-accountable expense will be payable.

3. We note your removal of disclosure related to the availability of funds or assets in your business in Hong Kong or your Hong Kong subsidiaries to fund operations or for other use outside of Hong Kong, as well as the related risk factor. It is unclear to us that there have been changes in the regulatory environment in the PRC since your submission on May 19, 2025 that necessitated such changes in your disclose. Please restore your disclosures related to the availability of funds or assets in your Hong Kong operations to fund operations or for other use outside of Hong Kong to the disclosures as they existed in your draft registration statement on Form F-1 submitted May 19, 2025. Please note we may have further comments.

Risk Factors, page 10

4. We note that there appear to be a significant number of shares held by current shareholders who individually hold less than 5% and therefore will not be subject to the lock-up agreement with the underwriter. Add a risk factor to clarify the risk to investors who purchase in this offering from sales by existing shareholders into the public market after the completion of this offering. The new risk factor should disclose the total number of shares that are not subject to lock-up agreements, and the median price paid for those shares.

Corporate History and Structure, page 43

5. We note your disclosure that you plan to issue an aggregate of 17,487,500 additional ordinary shares and that upon completion of this issuance, you will have a total of 20,000,000 ordinary shares issued and outstanding. Please address the accounting for any difference between the estimated IPO price range and the fair value of the additional shares to be issued.

Note 27. Financial Instruments
b. Financial risk management objectives and policies
Credit risk and impairment assessment, page F-47

6. We note the disclosure that you have a concentration of credit risk related to trade receivables within your property construction business segment. Please revise your filing to provide a discussion of this business segment as well as any other similar

types of focus industries in which the company underwrites insurance products. Further, please revise to disclose the 2025 concentration of credit risk as a percentage of total trade receivables.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Shannon Davis at 202-551-6687 or Marc Thomas at 202-551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Joy Mateo at 202-551-3465 or Christian Windsor at 202-551-3419 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Edgar Siu, Esq.